Table of Contents

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15A-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No   X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1.	Announcement of Scottish Power plc dated May 19, 2004, regarding go-ahead for gas storage facility.

Safe Harbor

Some statements contained in the attached announcement are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These include statements with respect to Scottish Power, its corporate plans, strategies and beliefs and other statements that are not historical facts. These statements can be identified by the use of the forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “intend”, “estimate”, “continue”, “plan” or other similar words. These statements are based on management’s assumptions and beliefs in light of the information available to it. These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

We wish to caution readers, and others to whom forward-looking statements are addressed, that any such forward-looking statements are not guarantees of future performance and that actual results may differ materially from estimates in the forward-looking statements. We undertake no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof. We identified in our filings with the U.S. Securities and Exchange Commission, including our most recent annual report on Form 20-F, important factors that may cause results to differ from expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: May 19, 2004	By:	/s/ Donald McPherson
Donald McPherson
Assistant Company Secretary

Table of Contents

SCOTTISHPOWER GIVEN GO-AHEAD FOR GAS STORAGE FACILITY

ScottishPower has been granted planning permission by the Government to build a £100m underground natural gas storage facility that will help the UK meet future demand as gas imports rise.

The project, jointly approved by the Office for the Deputy Prime Minister and the Department of Trade and Industry, will see around six billion cubic feet of gas stored in up to eight underground caverns near Byley in Cheshire.

Welcoming the decision, Charles Berry, ScottishPower Executive Director UK, said: “The UK will soon become a net importer of natural gas and this facility will help provide greater security of supply, particularly at times of peak demand. Byley’s short cycle time will also enable it to respond to the expected increase in overall demand and price volatility”.

Unlike most existing gas storage units in the UK, Byley will be able to be filled and emptied many times a year giving greater flexibility in meeting the demand for peak supplies of domestic gas and gas-generated electricity.

Further inquiries:

Colin McSeveny	Group Media Relations Manager	0141-636-4515
Andrew Jamieson	Head of Investor Relations	0141-636-4527

19 May 2004